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Exhibit 99.3

        DRAGONWAVE INC.

as the Corporation
and

COMPUTERSHARE TRUST COMPANY OF CANADA

as the Warrant Agent

WARRANT INDENTURE
    •    , 2014

 ADDENDA

SCHEDULE "A" DRAGONWAVE INC. FORM OF WARRANT CERTIFICATE

 WARRANT INDENTURE

THIS INDENTURE made as of    •    , 2014

BETWEEN:

    DRAGONWAVE INC., a corporation incorporated under the laws of Canada (the "Corporation")

AND

    COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and authorized to carry on business in all provinces of Canada (the "Warrant Agent")

WHEREAS:

  A.
  All capitalized terms used in these recitals have the meanings ascribed to them in Section 1.1 below;

  B.
  The Corporation proposes to complete a public offering pursuant to which it will issue up to    •    Units, each Unit consisting of one Common Share and one-half of one Warrant, all as further set forth in the Underwriting Agreement;

  C.
  Each whole Warrant shall entitle the Holder thereof to receive, upon payment of the Exercise Price, and subject to adjustment in certain circumstances, one Common Share at any time prior to the Expiry Time upon the terms and conditions herein set forth;

  D.
  The Corporation is duly authorized to create and issue the Warrants to be issued as herein provided;

  E.
  On the date hereof, the Corporation has an effective Registration Statement under the U.S. Securities Act;

  F.
  All things necessary have been done and performed to make the Warrants, when certified by the Warrant Agent and issued as provided in this Indenture, legal, valid and binding obligations of the Corporation with the benefits of and subject to the terms of this Indenture;

  G.
  The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Warrant Agent; and

  H.
  The Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those Persons who from time to time become Holders of Warrants issued pursuant to this Indenture;

        NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged by each of the Corporation and the Warrant Agent, the Corporation appoints the Warrant Agent as agent for the Holders, to hold all rights, interests and benefits contained in this Indenture for and on behalf of those Persons who from time to time become holders of Warrants issued pursuant to this Indenture, and the parties hereby covenant, agree and declare as follows:

ARTICLE 1

INTERPRETATION

Section 1.1    Definitions

        In this Indenture, including the recitals and schedules hereto, the following words and phrases shall have the following meanings:

        "Acquisition Event" means:

  (A)
  any Fundamental Transaction; or

  (B)
  any take-over bid, tender offer or share exchange offer; or

  (C)
  any direct or indirect sale, lease, transfer, conveyance or other disposition in one or a series of related transactions, of all or substantially all of the assets of the Corporation and its Subsidiaries, taken as a whole (other than a transfer of assets among the Corporation and its Subsidiaries); or

  (D)
  any other transaction or series of transactions;

        the result of which is that:

  (I)
  any Person or group of Persons acting jointly or in concert become the beneficial owners, directly or indirectly, of more than 50% of the Voting Shares of the Corporation; or

  (II)
  all or substantially all of the holders of the Voting Shares of the Corporation immediately prior to such event, cease to own, directly or indirectly, at least a majority of the Voting Shares of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly-owned Subsidiary of another corporation immediately following such event, the parent corporation of such surviving or resulting corporation; or

  (III)
  any Person or group of Persons acting jointly or in concert become the beneficial owners, directly or indirectly, of all or substantially all of the assets of the Corporation and its Subsidiaries, taken as a whole;

    "Affiliate" means an "affiliate" as such term is used in the Securities Act (Ontario);

    "Authenticated" means (a) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Corporation and authenticated by manual signature of an authorized officer of the Warrant Agent, and (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant as required by Section 2.3 are entered in the register of holders of Warrants; and "Authenticate", "Authenticating" and "Authentication" have the appropriate correlative meanings;

    "Beneficial Owner" means a Person that has the beneficial ownership interest in a Warrant that is represented by a Global Certificate;

    "Book Entry Only Participant" means an institution that participates directly or indirectly in the Depository's book entry registration system for the Warrants;

    "Book Entry Only Warrant" means a Warrant that is to be held only by or on behalf of the Depository;

    "Business Day" means any day (other than a Saturday, Sunday or statutory holiday) on which the principal transfer office of the Warrant Agent in Toronto, Ontario is open for business;

    "Capital Reorganization" shall have the meaning ascribed thereto in Section 4.1;

    "CDS" means CDS Clearing and Depository Services Inc.;

    "Certificated Warrant" means a Warrant evidenced by a writing or writings substantially in the form of the Warrant Certificate attached hereto at Schedule "A";

    "Common Share Reorganization" shall have the meaning ascribed thereto in subsection 4.1(1);

    "Common Shares" means the fully paid and non-assessable common shares in the capital of the Corporation as such common shares are presently constituted, provided that in the event of any adjustment in accordance with the provisions of Article 4 hereof, "Common Shares" shall thereafter mean the shares or other securities or property resulting from such adjustment; and "Common Share" means any one of them;

    "Convertible Security" means a security of the Corporation (other than the Warrants) or of any other issuer convertible into or exchangeable for or otherwise carrying the right to acquire Common Shares;

    "Corporation" means DragonWave Inc.;

    "Corporation's Auditors" means an independent firm of chartered accountants duly appointed as auditors of the Corporation;

    "Current Market Price" in respect of a Common Share at any date means the VWAP for the 20 consecutive Trading Days ending on the fifth Trading Day before such date on the NASDAQ or, if the Common Shares are not then listed on the NASDAQ, then on such other stock exchange on which the Common Shares are then listed as may be selected by the Directors of the Corporation or, if the Common Shares are not then listed on a stock exchange, on the over-the-counter market; provided that, if there is no market for the Common Shares during all or part of such period during which the Current Market Price thereof would otherwise be determined, the Current Market Price in respect of a Common Share shall in respect of all or such part of the period be determined by a nationally recognized accounting firm chosen by the Corporation;

    "Depository" means CDS or its successor, The Depository Trust Company or its successor or any other depository offering a book based securities registration and transfer system similar to that administered by CDS which the Corporation, with the consent of the Warrant Agent, acting reasonably, may designate;

    "Depository Global Warrants" means Warrants representing all or a portion of the aggregate number of Warrants issued in the name of the applicable Depository represented by an Uncertificated Warrant, or if requested by the Depository or the Corporation, by a Warrant Certificate;

    "Designated Jurisdictions" means each of the provinces of Canada, except Quebec, and the United States, being the jurisdictions agreed to between the Corporation and the Underwriter where Units are to be sold;

    "Director" means a director of the Corporation and "Directors" or "Board of Directors" means the board of directors of the Corporation or, whenever duly empowered, a committee of the board of directors of the Corporation, and reference to "action by the directors" means action by the directors of the Corporation as a board or action by a committee as a committee;

    "Equity Shares" means the Common Shares and any shares of any other class or series of the Corporation which may from time to time be authorized for issue if by their terms such shares confer on the holders thereof the right to participate in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation beyond a fixed sum or a fixed sum plus accrued dividends;

    "Exercise Date" means, with respect to any Warrant, the date on which the Warrant Certificate representing such Warrant is surrendered by a Holder for exercise in accordance with the provisions of Article 3;

    "Exercise Form" has the meaning ascribed thereto in subsection 3.2(1);

    "Exercise Price" has the meaning ascribed thereto in subsection 3.2(1);

    "Expiry Date" means, with respect to any Warrant,    •    , 2016, provided that if such date is not a Business Day the Expiry Date will be the next succeeding Business Day;

    "Expiry Time" means 5:00 p.m. (Toronto time) on the Expiry Date;

    "Extraordinary Resolution" has the meaning ascribed thereto in Section 9.12 and Section 9.15;

    "Fundamental Transaction" means the occurrence of any of the following:

    (A)
    any merger, consolidation, arrangement or amalgamation of the Corporation; or

    (B)
    the liquidation or dissolution of the Corporation;

    "Global Certificate" means a Warrant Certificate that is registered in the name of the Depository or its nominee pursuant to Section 2.11 for the purpose of being held by or on behalf of the Depository as custodian for Participants and Beneficial Owners;

    "Holder" means a Person from time to time who is the registered holder of a Warrant;

    "Holders' Request" means an instrument signed in one or more counterparts by Holders entitled to acquire in the aggregate not less than 25% of the aggregate number of Common Shares which could be acquired pursuant to the exercise of all Warrants then unexercised and outstanding, requesting the Warrant Agent to take some action or proceeding specified therein;

    "Indenture" or "this Indenture" and "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this instrument and not to any particular Article, section, clause, subdivision or other portion hereof, and include each instrument supplemental or ancillary hereto or required to implement this instrument;

    "Indenture Legislation" has the meaning ascribed thereto in subsection 11.1(1);

    "Internal Procedures" means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent's internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent;

    "NASDAQ" means The NASDAQ Global Select Market;

    "Offered Shares" has the meaning ascribed thereto in subsection 4.2(1)(a);

    "Officers' Certificate" means a certificate signed by any one or more of the officers or Directors of the Corporation;

    "Participant" means a Person recognized by the Depository as a participant in the book entry only securities registration and transfer system administered by the Depository;

    "Person" includes any individual, corporation, company, partnership, association, joint venture, trust, unincorporated association, government or governmental authority;

    "Privacy Laws" has the meaning ascribed thereto in Section 11.16;

    "Registration Statement" means a registration statement filed with the SEC under the U.S. Securities Act and relating to the Underlying Securities;

    "Rights Offering" has the meaning ascribed thereto in subsection 4.2(1)(a);

    "SEC" means the United States Securities and Exchange Commission;

    "Securities Commissions" means, the securities regulatory authority in each of the provinces of Canada;

    "Securities Laws" means, as applicable, the securities laws, regulations, rules, rulings and orders in the Designated Jurisdictions and the rules of the TSX or NASDAQ;

    "Special Distribution" has the meaning ascribed thereto in subsection 4.2(2);

    "Subscribers" means, collectively, all of the Persons who have subscribed for Units and "Subscriber" means any one of them;

    "Subsidiary" shall have the meaning ascribed thereto in the Securities Act(Ontario);

    "Trading Day" means any day on which NASDAQ (or such other exchange on which the Common Shares are listed and which forms the primary trading market for the Common Shares) is open for trading;

    "TSX" means the Toronto Stock Exchange;

    "Uncertificated Warrant" means any Warrant which is not a Certificated Warrant;

    "Underlying Securities" means the Common Shares underlying the Warrants;

    "Underwriters" means CIBC World Markets Inc. and H.C. Wainwright & Co., LLC.;

    "Underwriting Agreement" means the underwriting agreement between the Underwriters and the Corporation dated as of     •    , 2014 in respect of the sale of the Units;

    "Unit" means a unit of the Corporation issued in accordance with the terms of the Underwriting Agreement, each such Unit consisting of one Common Share and one-half of one Warrant;

    "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Colombia;

    "U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

    "Voting Shares" of a Person means shares in the capital of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency);

    "VWAP" means the volume weighted average trading price of the Common Shares on NASDAQ, or, if the Common Shares are no longer listed on NASDAQ, such other stock exchange on which the Common Shares are then trading, calculated by dividing the total value by the total volume of Common Shares traded for the relevant period;

    "Warrant Agency" means the means the principal office of Computershare Trust Company N.A. in the City of Denver, Colorado, or the principal office of the Warrant Agent in the City of Toronto, Ontario, and such other locations as the Corporation may designate with the approval of the Warrant Agent;

    "Warrant Agent" means Computershare Trust Company of Canada or its successor or successors for the time being as warrant agent appointed hereunder, at its principal office in the City of Toronto, Ontario;

    "Warrant Certificate" means a certificate, substantially in the form set forth in Schedule "A"hereto, to evidence those Certificated Warrants;

    "Warrants" means up to    •    fully-paid Common Share purchase warrants of the Corporation created and issued hereunder and for the time being outstanding entitling registered holders thereof to acquire, upon the valid exercise thereof and subject to adjustment in certain circumstances, one Common Share in accordance with the terms hereof, and "Warrant" means any one of them; and

    "Written order of the Corporation", "written request of the Corporation", "written consent of the Corporation" and "certificate of the Corporation" mean respectively a written order, request, consent and certificate signed in the name of the Corporation by any one or more of the officers or Directors of the Corporation and may consist of one or more instruments so executed and any other documents referred to herein which is required or contemplated to be provided or given by the Corporation;

and a derivative of any defined word or phrase has the meaning appropriate to the derivation of the word or phrase.

Section 1.2    Meaning of "Outstanding" for Certain Purposes

        Except as provided in Section 3.7, every Warrant Certificate countersigned and delivered by the Warrant Agent under this Indenture shall be deemed to be outstanding until it has been surrendered to the Warrant Agent pursuant to this Indenture, provided however that:

  (1)
  a Warrant Certificate that has been partially exercised or exchanged shall be deemed to be outstanding only to the extent of the unexercised or unexchanged, as the case may be, part of the Warrants evidenced thereby;

  (2)
  where a Warrant Certificate has been issued in substitution for a Warrant Certificate that has been lost, stolen or destroyed, only one of them shall be counted for the purpose of determining the Warrants outstanding; and

  (3)
  for the purpose of any provision of this Indenture entitling Holders of outstanding Warrants to vote, sign consents, requests or other instruments or take any other action under this Indenture, Warrants owned legally or beneficially by the Corporation or any Subsidiary shall be disregarded, except that:

  (a)
  for the purpose of determining whether the Warrant Agent will be protected in relying on any vote, consent, request or other instrument or other action, only the Warrants of which the Warrant Agent has notice that they are so owned shall be so disregarded; and

  (b)
  Warrants so owned that have been pledged in good faith other than to the Corporation or any Subsidiary shall not be so disregarded if the pledgee establishes to the satisfaction of the Warrant Agent the pledgee's right to vote the Warrants in the pledgee's discretion free from the control of the Corporation or any Subsidiary pursuant to the terms of the pledge.

Section 1.3    Certain Rules of Interpretation

        Unless otherwise specified in this Indenture:

  (1)
  words importing the singular number include the plural and vice versa;

  (2)
  words importing gender include both genders and vice versa and words importing individuals include firms and corporations and vice versa;

  (3)
  "in writing" or "written" includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including telecopy and scan (in PDF format);

  (4)
  "including" is used for illustration only and not to limit the generality of any preceding words, whether or not non-limiting language (such as, "without limitation", "but not limited to" and similar expressions) is used with reference thereto; and

  (5)
  reference to any statute, regulation or by-law includes amendments, consolidations, re-enactments and replacements thereof and instruments and legislation thereunder.

Section 1.4    Interpretation not Affected by Headings, etc.

        The division of this Indenture into Articles, sections and other subdivisions, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Indenture.

Section 1.5    Applicable Law

        This Indenture, the Warrants and the Warrant Certificates shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without reference to conflict of laws principles. Any and all disputes arising under this Indenture, the Warrants and the Warrant Certificates, whether as to interpretation, performance or otherwise, shall be subject to the non-exclusive jurisdiction of the courts of the Province of Ontario and each of the parties hereto irrevocably attorns, and the Holders shall be deemed to attorn, to the jurisdiction of the courts of such Province.

Section 1.6    Language Clause

        The parties hereto have required that this Indenture and all documents and notices related thereto or resulting therefrom be drawn up only in the English language. Les parties ont expressément demandé que la présente convention ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

Section 1.7    Day Not A Business Day

        Whenever any payment is due or required to be made or any other action is required to be taken under this Indenture or the Warrant Certificates on or as of a day that is not a Business Day, that payment must be made and the other action must be taken on or as of the next succeeding day that is a Business Day.

Section 1.8    Conflict

        In the event of a conflict or inconsistency between a provision of this Indenture and in the Warrant Certificates issued hereunder, the relevant provision in this Indenture shall prevail to the extent of the inconsistency.

Section 1.9    Time Of The Essence

        Time shall be of the essence of this Indenture, the Warrants and the Warrant Certificates.

Section 1.10    Currency

        Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

Section 1.11    Severability

        In the event that any provision of this Indenture is determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision of this Indenture, all of which shall remain in full force and effect.

Section 1.12    Schedules

        Schedule "A" to this Indenture is incorporated into this Indenture by reference.

ARTICLE 2

ISSUE OF WARRANTS

Section 2.1    Creation and Issue of Warrants

(1)
Subject to the terms and conditions of this Indenture, a total of up to    •    Warrants entitling the holders thereof to acquire up to    •    Common Shares are hereby created and authorized to be issued hereunder upon the terms and conditions herein set forth and shall be executed

(2)
The Warrant Agent is hereby appointed as warrant agent in respect of the Warrants.

Section 2.2    Terms of Warrants

(1)
The Warrants shall be issued hereunder in accordance with the direction provided to the Warrant Agent pursuant to Section 2.3 and Section 2.5 hereof.

(2)
Upon the valid exercise of the Warrants prior to the Expiry Time in accordance with Section 3.2 hereof, including payment of the Exercise Price in connection therewith, each Warrant shall entitle the Holder to acquire, subject to adjustment in accordance with Article 4 hereof, one Common Share.

(3)
No certificate or other forms of ownership statement evidencing fractional Warrants shall be issued or otherwise provided for and a Subscriber or a Holder shall not be entitled to any cash or other consideration in lieu of any fractional interest in a Warrant or claim thereto. If any fraction of a Warrant would otherwise be issuable, the number of Warrants so issued shall be rounded down to the nearest whole Warrant.

(4)
All Warrants shall, save as to denominations, be of like tenor and effect.

(5)
The number of Common Shares which may be acquired pursuant to the exercise of the Warrants shall be adjusted in the events and in the manner specified in Article 4.

(6)
All Warrants shall rank pari passu, whatever may be the actual date of issue thereof.

(7)
The Warrants and any rights thereunder shall expire in accordance with the provisions of Section 3.7, and if applicable, Section 5.2(5).

Section 2.3    Form of Warrants

(1)
The Warrants may be issued in both certificated and uncertificated form. All Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Holders to be maintained by the Warrant Agent in accordance with Section 2.6. Notwithstanding anything to the contrary in this Indenture, subject to Securities Laws, the Depository Global Warrant will be issued as an Uncertificated Warrant, unless otherwise requested in writing by the Depository or the Corporation.

(2)
For Certificated Warrants, the form of certificate representing Warrants shall be substantially as set out in Schedule "A" hereto or such other form as is authorized from time to time by the Corporation and the Warrant Agent. Each Warrant Certificate shall be Authenticated manually on behalf of the Warrant Agent. Each Warrant Certificate shall be signed by either of the Chief Executive Officer or Chief Financial Officer of the Corporation whose signature shall appear on the Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Corporation as if it had been signed manually. Any Warrant Certificate which has the applicable signatures as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Warrant Agent may determine. All Warrant Certificates shall be dated as of the date of their issuance, and shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. Irrespective of any adjustments pursuant to Article 4, the Warrant Certificates shall continue to be in the form set out in Schedule "A" and shall continue to express the number of Common Shares that may be acquired upon the exercise of the Warrants evidenced thereby prior to any such adjustment which Common Shares will be adjusted upon exercise of the Warrant.

(3)
Upon the written order of the Corporation, the Warrant Agent shall Authenticate Uncertificated Warrants (whether upon original issuance, exchange, registration of transfer, partial payment, or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Warrant has been duly issued hereunder and that the Holder or Holders are entitled to the benefits of this Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Warrant Agent to maintain records or accounts. In case of differences between the register at any time and any other time, the register at the later time shall be controlling, absent manifest error and such Uncertificated Warrants are binding on the Corporation.

(4)
Any Warrant Certificate validly issued in accordance with the terms of this Indenture in effect at the time of issue of such Warrant Certificate shall, subject to the terms of this Indenture and applicable Securities Laws, validly entitle the holder to acquire Common Shares, notwithstanding that the form of such Warrant Certificate may not be in the form currently required by this Indenture.

(5)
No Warrant shall be considered issued and shall be valid or obligatory or shall entitle the Holder thereof to the benefits of this Indenture, until it has been Authenticated by the Warrant Agent. Authentication by the Warrant Agent shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrant Certificates or Uncertificated Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration thereof. Authentication by the Warrant Agent shall be conclusive evidence as against the Corporation that the Warrants so Authenticated have been duly issued hereunder and that the Holder thereof is entitled to the benefits of this Indenture.

(6)
No Certificated Warrant shall be considered issued and Authenticated or, if Authenticated, shall be obligatory or shall entitle the Holder thereof to the benefits of this Indenture, until it has been Authenticated by manual signature by or on behalf of the Warrant Agent substantially in the form of the Warrant Certificate set out in Schedule "A" hereto. Such Authentication on any such Certificated Warrant shall be conclusive evidence that such Certificated Warrant is duly Authenticated and is a valid and a binding obligation of the Corporation and that the Holder is entitled to the benefits of this Indenture. The Authentication by the Warrant Agent on any such Certificated Warrant hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrant or its issuance (except the due Authentication thereof and any other warranties by law) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or the proceeds thereof.

(7)
No Uncertificated Warrant shall be considered issued and shall be obligatory or shall entitle the Holder thereof to the benefits of this Indenture, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Warrant. Such entry on the register of the particulars of an Uncertificated Warrant shall be conclusive evidence that such Uncertificated Warrant is a valid and binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture. Authenticating by way of entry on the register shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Uncertificated Warrants or any of them or the proceeds thereof.

Section 2.4    Holder Not A Shareholder

        Nothing in this Indenture or in the holding of a Warrant itself evidenced by a Warrant Certificate, or otherwise, shall be construed as conferring upon a Holder any right or interest whatsoever as a shareholder of the Corporation, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Corporation, or the right to receive dividends and other distributions, except as may be provided herein or in the Warrant Certificates.

Section 2.5    Issue in Substitution for Lost Warrant Certificate

(1)
If any of the Warrant Certificates shall become mutilated or lost, destroyed or stolen, the Corporation, subject to applicable law and to Section 2.5(2), shall issue and thereupon, at the written direction of the Corporation, the Warrant Agent shall countersign and deliver a new Warrant Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen upon surrender and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(2)
The applicant for the issue of a new Warrant Certificate pursuant to Section 2.5(1) shall bear the reasonable cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Warrant Agent evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen satisfactory to the Corporation and to the Warrant Agent in their sole discretion, in each case acting reasonably, and such applicant may also be required to furnish an indemnity or surety bond in amount and form satisfactory to the Corporation and the Warrant Agent in their sole discretion, in each case acting reasonably, and shall pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

Section 2.6    Register for Warrants

(1)
The Warrant Agent shall maintain records and accounts concerning the Warrants, whether certificated or uncertificated, which shall contain the information called for below with respect to each Warrant, together with such other information as may be required by law or as the Warrant Agent may elect to record. All such information shall be kept in one set of accounts and records which the Warrant Agent shall designate (in such manner as shall permit it to be so identified as such by an unaffiliated party) as the register of the holders of Warrants. The information to be entered for each account in the register of Warrants at any time shall include (without limitation):

  (a)
  the name and address of the Holder of the Warrants, the date of Authentication thereof and the number of Warrants;

  (b)
  whether such Warrant is a Certificated Warrant or an Uncertificated Warrant and, if a Certificated Warrant, the unique number or code assigned to and imprinted thereupon and, if an Uncertificated Warrant, the unique number or code assigned thereto if any;

  (c)
  whether such Warrant has been cancelled; and

  (d)
  a register of transfers in which all transfers of Warrants and the date and other particulars of each transfer shall be entered.

(2)
The register shall be available for inspection by the Corporation and or any Holder during the Warrant Agent's regular business hours on a Business Day and upon payment to the Warrant Agent of its reasonable fees. Any Holder exercising such right of inspection shall first provide an affidavit in form satisfactory to the Corporation and the Warrant Agent stating the name and address of the Holder and agreeing not to use the information therein except in connection with an effort to call a meeting of Holders or to influence the voting of Holders at any meeting of Holders.

(3)
Once an Uncertificated Warrant has been Authenticated, the information set forth in the register with respect thereto at the time of Authentication may be altered, modified, amended, supplemented or otherwise changed only to reflect exercise or proper instructions to the Warrant Agent from the Holder as provided herein, except that the Warrant Agent may act unilaterally to make purely administrative changes internal to the Warrant Agent and changes to correct errors. Each Person who becomes a Holder of an Uncertificated Warrant, by his, her or its acquisition thereof shall be deemed to have irrevocably (i) consented to the foregoing authority of the Warrant Agent to make such error corrections and (ii) agreed to pay to the Warrant Agent, promptly upon written demand, the full amount of all loss and expense (including without limitation reasonable legal fees of the Corporation and the Warrant Agent plus interest, at an appropriate then prevailing rate of interest to the Warrant Agent), sustained by the Corporation or the Warrant Agent as a proximate result of such error if but only if and only to the extent that such present or former Holder realized any benefit as a result of such error and could reasonably have prevented, forestalled or minimized such loss and expense by prompt reporting of the error or avoidance of accepting benefits thereof whether or not such error is or should have been timely detected and corrected by the Warrant Agent; provided, that no person who is a bona fide purchaser shall have any such obligation to the Corporation or to the Warrant Agent.

Section 2.7    Transfer of Warrants

(1)
Subject to this Section 2.7(1), Section 3.2(3) and, if applicable, Section 5.2(5) below and such reasonable requirements as the Warrant Agent may prescribe and all applicable securities legislation and requirements of regulatory authorities, the Warrants may be transferred on the register kept at the Warrant Agency by the Holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and manner of execution satisfactory to the Warrant Agent only upon the surrendering of the relevant Warrant Certificate with the transfer form forming part thereof duly completed and signed. After receiving the surrendered Warrant Certificate(s) and upon the Person surrendering the same meeting the requirements set forth above and upon the required signature and countersignature in accordance with Section 2.3 and Section 2.5, the Warrant Agent shall issue to the transferee a Warrant Certificate representing the Warrants transferred.

(2)
No transfer of a Warrant shall be valid (i) unless made in accordance with the provisions hereof, (ii) until, upon compliance with such reasonable requirements as the Warrant Agent may prescribe, such transfer is recorded on the register maintained by the Warrant Agent pursuant to subsection (1) of this Section 2.7, and (iii) until all governmental or other charges arising by reason of such transfer have been paid.

Section 2.8    Transferee Entitled to Registration

(1)
The transferee of a Warrant shall, in the case of Certificated Warrants, after the transfer form attached to the Warrant Certificate is duly completed and the Warrant Certificate and transfer form are lodged with the Warrant Agent, and, in the case of Certificated Warrants and Uncertificated Warrants, upon compliance with all other conditions in that regard required by this Indenture and by all applicable Securities Laws and requirements of regulatory authorities, be entitled to have his name entered on the register as the owner of such Warrant free from all equities or rights of set off or counterclaim between the Corporation and his transferor or any previous Holder of such Warrant, save in respect of equities of which the Corporation or the transferee is required to take notice by statute or by order of a court of competent jurisdiction.

(2)
Upon compliance with all such applicable requirements, the Warrant Agent shall issue to the transferee of a Certificated Warrant, a Warrant Certificate, and to the transferee of an Uncertificated Warrant, an Uncertificated Warrant (or it shall Authenticate and deliver a Certificated Warrant instead, upon request), representing the Warrants transferred and the transferee of a Book Entry Only Warrant shall be recorded through the relevant Book Entry Only Participant in accordance with the book entry registration system as the entitlement holder in respect of such Warrants.

Section 2.9    Ownership of Warrants

(1)
The Corporation and the Warrant Agent may deem and treat the registered Holder of any Warrant Certificate as the absolute owner of the Warrants represented thereby for all purposes and the Corporation and the Warrant Agent shall not be affected by any notice or knowledge to the contrary, except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction. For greater certainty, subject to applicable law, neither the Corporation nor the Warrant Agent shall be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Warrant, and may transfer any Warrant on the direction of the Person registered as Holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

(2)
Subject to the provisions of this Indenture and applicable law, each Holder shall be entitled to the rights and privileges attaching to the Warrants held thereby. The exercise of the Warrants in accordance with the terms hereof and the receipt by any such Holder of Common Shares pursuant thereto shall be a good discharge to the Corporation and the Warrant Agent with respect to such Warrants and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such Holder except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

Section 2.10    Exchange of Warrant Certificates

(1)
Warrant Certificates, representing Warrants entitling the Holders to receive any specified number of Common Shares, may, prior to the Expiry Time and upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for another Warrant Certificate or Warrant Certificates entitling the Holder thereof to receive in the aggregate the same number of Common Shares as are issuable under the Warrant Certificate or Warrant Certificates so exchanged.

(2)
Warrant Certificates may be exchanged only at the Warrant Agency or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant Certificates tendered for exchange shall be surrendered to the Warrant Agent and shall, upon the valid completion of the exchange in accordance with the terms of this Indenture, be cancelled.

(3)
Except as otherwise herein provided, the Warrant Agent shall charge to the Holder requesting an exchange a reasonable sum for each new Warrant Certificate issued in exchange for Warrant Certificate(s); and payment of such charges and reimbursement to the Warrant Agent or the Corporation for any and all taxes or governmental or other charges required to be paid shall be made by such Holder as a condition precedent to such exchange.

Section 2.11    Issue of Global Certificates

(1)
The Corporation may, at its sole option, specify, in a written order of the Corporation delivered to the Warrant Agent, that some or all of the Warrants are to be represented by one or more Depository Global Warrants or Global Certificates registered in the name of the Depository or its nominee, and in the event of a Global Certificate, the Corporation shall execute and the Warrant Agent shall certify and deliver one or more Global Certificates that shall:

(a)
represent the aggregate number of outstanding Warrants to be represented by such Global Certificate(s);

(b)
be delivered by the Warrant Agent to the Depository or pursuant to the Depository's instructions; and

(c)
if the Depository is CDS, bear a legend substantially to the following effect (together with such other legends as shall be instructed by the Corporation in accordance with applicable Securities Laws and the rules of the TSX, NASDAQ or other applicable stock exchange):

    "UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO DRAGONWAVE INC. (THE "ISSUER") OR THE WARRANT AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE"

(2)
Transfers of beneficial ownership in any Warrant represented by a Global Certificate will be effected only:

(a)
with respect to the interest of a Participant, through records maintained by the Depository or its nominee for such Global Certificate, and

(b)
with respect to the interest of any Person other than a Participant, through records maintained by Participants. Beneficial Owners who are not Participants but who desire to sell or otherwise transfer ownership of or any other interest in Warrants represented by such Global Certificate may do so only through a Participant.

(3)
The rights of Beneficial Owners shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and Beneficial Owners and must be exercised through a Participant in accordance with the rules and procedures of the Depository.

(4)
Each of the parties hereto acknowledges and agrees that such Holders through their respective Participants are collectively entitled, under the terms hereof, to all of the rights accorded to registered holders of Warrants and are bound by all of the obligations of such Holder.

(5)
Subject to Section 2.11(6) and Section 2.11(7) and Section 3.2(5) neither the Corporation nor the Warrant Agent shall be under any obligation to deliver to any Participant or Beneficial Owner, nor shall any Participant or Beneficial Owner have any right to require the delivery of, a certificate or other instrument evidencing any interest in Warrants represented by a Global Certificate. Beneficial Owners who are not Participants but who desire to exercise Warrants represented by a Global Certificate or Depository Global Warrant may do so only through a Participant in accordance with Section 3.2(5).

(6)
If any Warrant is represented by a Global Certificate and any of the following events occurs:

(a)
the Depository or the Corporation has notified the Warrant Agent that (1) the Depository is unwilling or unable to continue as Depository or (2) the Depository ceases to be a clearing agency in good standing under applicable laws and, in either case, the Corporation is unable to locate a qualified successor Depository within 90 days of delivery of such notice;

(b)
the Corporation has determined, in its sole discretion, with the consent of the Warrant Agent, to terminate the book entry only system in respect of such Global Certificate and has communicated such determination to the Warrant Agent in writing;

(c)
the Corporation or the Depository is required by applicable law to take the action contemplated in this Section 2.11(6); or

(d)
the book entry only system administrated by the Depository ceases to exist,

then one or more definitive fully registered Warrant Certificates shall be executed by the Corporation and certified and delivered by the Warrant Agent to the Depository in exchange for the Global Certificate(s) held by the Depository.

(7)
Fully registered Warrant Certificates issued and exchanged pursuant to Section 2.11(6) shall be registered in such names and in such denominations as the Depository shall instruct the Warrant Agent, provided that the aggregate number of Warrants represented by such Warrant Certificates shall be equal to the aggregate number of Warrants represented by the Global Certificate(s) so exchanged. Upon exchange of a Global Certificate for one or more Warrant Certificates in definitive form, such Global Certificate shall be cancelled by the Warrant Agent.

(8)
Notwithstanding anything herein or in the terms of the Warrant Certificates to the contrary, neither the Corporation nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(a)
the records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any Person in any Warrant represented by any Global Certificate (other than the applicable Depository or its nominee);

(b)
maintaining, supervising or reviewing any records of the Depository or any Participant relating to any such interest; or

(c)
advice or representations made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Participant.

Section 2.12    Transfer of Warrants Represented by Global Certificates

        The provisions of Section 2.7 with respect to the transfer of Warrants are subject to the provisions of Section 2.11.

ARTICLE 3

EXERCISE OF WARRANTS

Section 3.1 Rights of Exercise of Warrants

        Subject to the further provisions hereof, including the provisions of Section 3.9 hereof, the Warrants may be exercised at any time up to the earlier of: (i) the Expiry Time, or (ii) if Section 5.2(5) is applicable, on the date of the deposit of the Purchase Amount contemplated by Section 5.2(5).

Section 3.2    Method of Exercise of Warrants

(1)
Subject always to the provisions of this Article 3 and compliance by both the Corporation and the Holder with applicable law, the Holder of any Warrant may exercise the right thereby conferred on him to acquire one Common Share (subject to adjustment pursuant to Article 4) in respect of each Warrant held by surrendering to the Warrant Agent at the Warrant Agency the Warrant Certificate(s) held by him or her, together with (i) the exercise form forming part of the Warrant Certificate (the "Exercise Form") duly completed and executed by the Holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and manner satisfactory to the Warrant Agent, acting reasonably; and (ii) a certified cheque, bank draft or money order in lawful money of the United States, payable to or to the order of the Corporation in an amount equal to $    •    per Common Share (the "Exercise Price") (subject to adjustment pursuant to Article 4) multiplied by the number of Common Shares subscribed for pursuant to such Exercise Form. A Warrant Certificate with the duly completed and executed Exercise Form and payment of the applicable Exercise Price shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by, the Warrant Agent at the Warrant Agency.

(2)
The Exercise Form shall be executed as set out in Section 3.2(1) and shall specify the number of Common Shares which the Holder wishes to acquire (being not more than that number which he or she is entitled to acquire pursuant to the Warrant Certificate(s) so surrendered). Such Common Shares shall be issued in the name of the Holder.

(3)
In the event that a Holder has not exercised his Warrants in accordance with the provisions hereof prior to the Expiry Time, all Warrants then held by such Holder shall expire and be of no further force and effect as at the Expiry Time. Such expiry shall be automatic with no requirement for notice or other formalities.

(4)
If the principal transfer office of the Warrant Agent in the city where the Warrant Agency is situate is for any reason not available to act in connection with the exchange of Warrant Certificates or exercise of Warrants as contemplated by this Indenture, the Corporation and the Warrant Agent shall arrange for another office in such city to act in connection with the exchange of Warrant Certificates and exercise of Warrants and shall give notice of the change of such office to the Holders.

(5)
A Beneficial Owner of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants in the book entry registration system who desires to exercise his or her Warrants must do so by causing a Book Entry Only Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner's intention to exercise Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, as well as payment for the Exercise Price, the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants ("Confirmation") in a manner acceptable to the Warrant Agent, including by electronic means through the book entry registration system.

(6)
Payment representing the Exercise Price must be provided to the appropriate office of the Book Entry Only Participant in a manner acceptable to it. A notice in form acceptable to the Book Entry Only Participant (together with a written confirmation substantially the same as that set forth in Section 3.2(5)) and payment from such beneficial holder should be provided to the Book Entry Only Participant sufficiently in advance so as to permit the Book Entry Only Participant to deliver notice and payment to the Depository and for the Depository in turn to deliver notice and payment to the Warrant Agent prior to Expiry Time. The Depository will initiate the exercise by way of the Confirmation and forward the Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by issuing to the Depository through the book entry registration system the Common Shares to which the exercising Holder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants and/or the Book Entry Only Participant exercising the Warrants on its behalf. A failure by a Book Entry Only Participant to exercise or to give effect to the settlement thereof in accordance with the Beneficial Owner's instructions will not give rise to any obligations or liability on the part of the Corporation or Warrant Agent to the Book Entry Only Participant or the Beneficial Owner.

Section 3.3    Cashless Exercise

(1)
If at the time of exercise of his Warrants there is no effective Registration Statement under the U.S. Securities Act registering, or the prospectus contained therein is not available for the issuance of the Common Shares to the Holder on the exercise of his Warrants, then a Holder may also exercise his

  Warrants, in whole or in part, at such time by means of a "cashless exercise" in which the Holder shall be entitled to receive a number of whole Common Shares (rounded down to the nearest whole number) equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

  (A)
  = the VWAP on the Trading Day immediately preceding the date on which Holder elects to exercise his Warrants by means of a "cashless exercise," as set forth in the applicable Notice of Exercise;

  (B)
  = the Exercise Price of the Warrants, as adjusted hereunder; and

  (X)
  = the number of Common Shares that would be issuable upon exercise of the Warrants in accordance with the terms of the Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

(2)
If no such registration statement is effective or the prospectus is not available for the issuance of the Common Shares, the Corporation will advise the Warrant Agent in writing immediately.

(3)
Upon receipt of a cashless exercise, the Warrant Agent will notify the Corporation, which will calculate and provided to the Warrant Agent the number of Common Shares to be allotted to the Holder.

Section 3.4    Effect of Exercise of Warrants

(1)
If the Warrants are duly exercised in accordance with Section 3.1 and Section 3.2 or Section 3.3, the Underlying Securities subscribed for shall be deemed to have been issued and the Person or Persons to whom such Underlying Securities are to be issued shall be deemed to have become the holder or holders of record of such Underlying Securities on the Exercise Date unless the transfer registers for the Common Shares shall be closed on such date, in which case the Underlying Securities subscribed for shall be deemed to have been issued and such Person or Persons shall be deemed to have become the holder or holders of record of the same on the date on which such transfer registers are re-opened.

(2)
In the case of Warrants which are exercised in accordance with the provisions of Section 3.1 and Section 3.2 or Section 3.3, within five (5) Business Days after the Exercise Date of such Warrants, the Corporation shall cause to be mailed to the Person in whose name the Underlying Securities so subscribed for are to be delivered, as specified in the Exercise Form, at the address specified in such Exercise Form, or, if so specified in such Exercise Form, cause to be held for such Person for pick-up at the Warrant Agency, certificates representing the Underlying Securities to be issued pursuant to such Exercise Form, registered in such name.

Section 3.5    Partial Exercise of Warrants

(1)
The Holder of any Warrants may exercise his right to acquire Common Shares in part and may thereby acquire a number of Common Shares less than the aggregate number which he is entitled to acquire pursuant to the Warrant Certificate(s) surrendered in connection therewith. In the event of any acquisition of a number of Common Shares less than the number which the Holder is entitled to acquire, he shall, upon exercise thereof, be entitled to receive, without charge therefor, a new Warrant Certificate(s) representing the balance of the Common Shares which he was entitled to acquire pursuant to the surrendered Warrant Certificate(s) and which were not then acquired.

(2)
Notwithstanding anything herein contained including any adjustment provided for in Article 4, the Corporation shall not be required, upon the exercise of any Warrants, to issue fractions of Common Shares or to distribute certificates which evidence the same. Any fractional Common Shares to which a Holder is entitled shall be aggregated to form whole Common Shares with any remaining fractional Common Shares rounded down to a whole Common Share.

Section 3.6    Cancellation of Warrants

        All Warrant Certificates surrendered to the Warrant Agent pursuant hereto (including those exercised and surrendered under Section 3.2 and Section 3.3) shall be cancelled and, after the expiry of any period of retention prescribed by law, destroyed by the Warrant Agent, and the Warrant Agent shall furnish the Corporation on request with a cancellation certificate identifying the Warrant Certificates so cancelled, the number of Warrants evidenced thereby and the number of Common Shares which could have been or were acquired pursuant to each cancelled Warrant Certificate.

Section 3.7    Warrants Void after the Expiry Time

        No Holder shall have any further rights under this Indenture or the Warrant Certificates (other than the right to receive Common Shares in respect of Warrants duly exercised prior to or at the Expiry Time, as the case may be), after the Expiry Time and the Warrants shall be null and void and of no effect.

Section 3.8    Accounting and Recording

(1)
The Warrant Agent shall promptly notify the Corporation with respect to Warrants exercised and forward to the Corporation (or into an account or accounts of the Corporation as designated by the Corporation) all monies received for the purchase of Underlying Securities. All such monies, and any securities or other instruments, from time to time received by the Warrant Agent, shall be received on behalf of the Corporation.

(2)
The Warrant Agent shall record the particulars of Warrants exercised which shall include the names and addresses of the Persons who become holders of Common Shares on exercise and the Exercise Date. Within three Business Days of each Exercise Date, the Warrant Agent shall provide such particulars in writing to the Corporation.

Section 3.9    Securities Restrictions

        Notwithstanding anything to the contrary, Warrants may only be transferred, Underlying Securities shall only be issued by the Corporation (upon exercise of the Warrants), and Underlying Securities may only be transferred in compliance with applicable law, including without limitation the Securities Laws. Without limiting the generality of the foregoing, the Corporation may direct the Warrant Agent to prohibit exercise of the Warrants or to legend any certificates representing the Underlying Securities if, in the opinion of counsel to the Corporation, such prohibition or legend is necessary or appropriate in order to avoid a violation of the applicable Securities Laws; provided that if, at any time, the Holder of any such Warrant or legended certificate, at his or her expense, provides the Corporation with evidence in form and substance reasonably satisfactory to the Corporation (which may include an opinion of Counsel of recognized standing in form and substance reasonably satisfactory to the Corporation) to the effect that such Holder is entitled to exercise such Warrant or to sell or otherwise transfer such legended Underlying Security, such Warrant may thereafter be exercised or such legended Underlying Security may thereafter be surrendered to the Warrant Agent in exchange for a certificate which does not bear such legends.

        The Warrant Agent shall be entitled to assume that Common Shares may be issued pursuant to the exercise of any Warrant without violating any applicable Securities Laws and without legending any certificate representing the Common Shares unless the Warrant Agent has received notice in writing from the Corporation stating otherwise and setting forth the restrictions on the exercise of the Warrants and any legend the certificates representing the Common Shares should bear.

ARTICLE 4

CERTAIN ADJUSTMENTS

Section 4.1 Adjustment upon Common Share Reorganization or Capital Reorganization

(1)
The Exercise Price and the number of Common Shares purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time as follows:

(a)
If, at any time prior to the Expiry Time, the Corporation shall:

(I)
subdivide, redivide or change its then outstanding Common Shares into a greater number of shares; or

    (II)
    consolidate, reduce or combine its then outstanding Common Shares into a lesser number of shares; or

    (III)
    issue Common Shares or Convertible Securities to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a dividend paid in the ordinary course);

    (any such event being herein called a "Common Share Reorganization"), then the number of Common Shares that a Holder is entitled to upon exercise shall be adjusted, effective immediately after the effective date of the Common Share Reorganization, by multiplying the number of Common Shares that a Holder was entitled to upon exercise of Warrants immediately prior to such effective date by a fraction of which:

    (I)
    the numerator shall be the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization, including, without limitation, in the case of a distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares that would have been outstanding if such securities had been exchanged for or converted into Common Shares on such date; and

    (II)
    the denominator shall be the number of Common Shares outstanding on such effective date before giving effect to such Common Share Reorganization.

  (b)
  To the extent that any adjustment in the number of Common Shares issuable upon exercise of the Warrants occurs pursuant to Section 4.1(1)(a) as a result of the distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares to which a Holder is entitled on the exercise of his Warrants shall be readjusted immediately after the expiration of any relevant exchange or conversion right to the number of Common Shares to which such Holder is entitled on the exercise of his Warrants which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiration.

  (c)
  If, at any time prior to the Expiry Time, there occurs:

  (I)
  a reclassification or redesignation of the Common Shares or any other capital reorganization (other than a Common Share Reorganization); or

  (II)
  a Fundamental Transaction;

    (any such event being herein called a "Capital Reorganization"), then immediately upon the effective time of such Capital Reorganization and at all times thereafter, a Holder who exercises his right to acquire Common Shares shall be entitled to be issued and receive and shall accept for the same aggregate consideration, upon such exercise, in lieu of the number of Common Shares to which he was theretofore entitled upon exercise of his Warrants the kind and aggregate number of shares or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such Capital Reorganization or any other corporation that a Holder would have been entitled to be issued and receive upon such Capital Reorganization if, immediately prior to the effective time thereof, such Holder had been the registered holder of the number of Common Shares to which he was theretofore entitled upon exercise of his Warrants. For greater certainty, to the extent that a Capital Reorganization is undertaken in connection with an Acquisition Event, the provisions of Section 5.2 shall also be applicable, provided that the Warrants shall be deemed to have been adjusted pursuant to the terms hereof for the purpose of Section 5.2 and nothing in this Section 4.1(c) shall affect the purchase and expiry of Warrants that remain unexercised on the consummation of the Acquisition Event required by Section 5.2.

  (d)
  If determined appropriate by the Warrant Agent to give effect to or to evidence the provisions of Section 4.1(1)(c) on the advice of counsel, the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such Capital Reorganization, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Holders to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be possible, with respect to any shares, other securities or property to which a Holder is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation and the Warrant Agent pursuant to the provisions of this Section 4.1(1)(c) shall be a supplemental indenture entered into pursuant to the provisions of Article 12 hereof. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Warrant Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable, as determined by the Corporation, acting reasonably, to the adjustments provided in this Section 4.1(1)(c) and which shall apply to successive Capital Reorganizations.

Section 4.2    Adjustment Upon Rights Offering

(1)
If and whenever at any time from the date hereof and prior to the Expiry Time, the Corporation fixes a record date for the issuance of rights, options or warrants to all or substantially all the holders of Common Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Common Shares or Convertible Securities within a period of not more than 90 days from such record date at a price per share, or at a conversion price per share, of less than 95% of the Current Market Price on such record date (any such issuance being herein called a "Rights Offering" and the Common Shares that may be acquired in exercise of the Rights Offering, or upon conversion of the Convertible Securities offered by the Rights Offering, being herein called the "Offered Shares"), the number of Common Shares issuable upon exercise of a Warrant shall be adjusted effective immediately after the applicable record date to a number that is the product of (1) the number of Common Shares issuable upon the exercise of a Warrant in effect on the record date and (2) a fraction:

(a)
the numerator of which shall be the sum of (a) the number of Common Shares outstanding on the record date plus (b) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be; and

(b)
the denominator of which shall be the sum of:

(I)
the number of Common Shares outstanding on the record date; and

(II)
the number arrived at when (I) either the product of (a) the number of Offered Shares so offered and (b) the price at which those shares are offered, or the product of (c) the conversion price thereof and (d) the maximum number of Offered Shares for or into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be, is divided by (II) the Current Market Price of the Common Shares on the record date.

  Any Offered Shares owned by or held for the account of the Corporation or a Subsidiary shall be deemed not to be outstanding for the purpose of any such computation. If all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the number of Common Shares issuable upon exercise of a Warrant shall be readjusted to that number in effect immediately prior to the record date, and such number shall be further adjusted based upon the number of Offered Shares (or Convertible Securities that are convertible into Offered Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date.

(2)
If and whenever at any time from the date hereof and prior to the Expiry Time, the Corporation issues or distributes to all or substantially all the holders of Common Shares, (i) shares of any class other than Common Shares, or (ii) rights, options or warrants other than rights, options or warrants exercisable within 45 days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the Current Market Price at the record date for such distribution, or (iii) evidences of indebtedness, or (iv) any other cash, securities or other property or assets and that issuance or distribution does not constitute a dividend paid in the ordinary course or is not adjusted pursuant to Section 4.2(2) above or a Rights Offering (any of those non-excluded events being herein called a "Special Distribution"), the number of Common Shares issuable upon exercise of a Warrant shall be adjusted effective immediately after the record date at which the Holders of Common Shares are determined for purposes of the Special Distribution to a number that is the product of (1) the number of Common Shares issuable upon exercise of a Warrant in effect on the record date and (2) a fraction:

  (a)
  the numerator of which shall be the product of (I) the sum of the number of Common Shares outstanding on the record date plus the number of Common Shares which the Holders would be entitled to receive upon exercise of all their outstanding Warrants if they were exercised on the record date and (II) the Current Market Price thereof on that date; and

  (b)
  the denominator of which shall be:

  (I)
  the product of (I) the sum of the number of Common Shares outstanding on the record date plus the number of Shares which the Holders would be entitled to receive upon exercise of all their outstanding Warrants if they were exercised on the record date and (II) the Current Market Price thereof on the earlier of such record date and the date on which the Corporation announces its intention to make such Special Distribution;

    less

    (II)
    the aggregate fair market value, as determined by the Board of Directors, whose determination shall be conclusive, absent manifest error, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

  Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. To the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the number of Common Shares issuable upon exercise of a Warrant shall be readjusted to the number that would then be in effect based upon shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or Convertible Securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

Section 4.3    Adjustment to Exercise Price

(1)
If at any time after the date hereof and prior to the Expiry Time any adjustment in the number of Common Shares purchasable upon the exercise of any Warrant shall occur as a result of the operation of:

(a)
subsection 4.1(1);

(b)
subsection 4.2(1); or

(c)
subsection 4.2(2) if the event referred to therein constitutes the issue or distribution to all or substantially all the holders of Common Shares of (A) Equity Shares, or (B) rights, options or warrants exchangeable for or convertible into Equity Shares at an exchange or conversion price per Equity Share less than the Current Market Price on the record date for such Special Distribution, then the Exercise Price payable upon the subsequent exercise of any Warrants shall be simultaneously adjusted by multiplying the Exercise Price in effect immediately prior to such adjustment by a fraction which shall be the reciprocal of the fraction employed in the adjustment of the number of Common Shares issuable upon exercise of the Warrant, subject to readjustment upon the operation of, and in accordance with, the provisions of subsections 4.1(1), 4.2(1)(b) and/or 4.2(2)(b), as applicable.

Section 4.4    Entitlement to Shares and Other Securities on Exercise of Warrants

        All shares of any class or other securities which a Holder is at the time in question entitled to receive on the exercise of his Warrants, whether or not as a result of adjustments made pursuant to this Article 4, shall, for the purposes of the interpretation of this Indenture, be deemed to be shares or other securities which such Holder is entitled to acquire pursuant to such Warrants.

Section 4.5    No Adjustment for Stock Options, etc.

        Notwithstanding anything in this Article 4, no adjustment shall be made in the acquisition rights attached to the Warrants if the issue of Common Shares, rights, options, warrants or securities exchangeable or convertible into Common Shares, is being made pursuant to this Indenture or pursuant to any stock option, stock purchase or other equity compensation plan in force from time to time for directors, officers, employees, consultants or other service providers of the Corporation, or being made to satisfy existing instruments issued and outstanding as of the date of this Indenture.

Section 4.6    Determination by Corporation's Auditors

        In the event of any question arising with respect to any adjustments provided for in this Article 4, including the failure to adjust, such question shall be conclusively determined by the Corporation's Auditors or if they are unwilling or unable to act, by such other firm of independent accountants accredited by the Canadian Public Accountability Board as may be selected by the Directors, and they shall have access to all necessary records of the Corporation, and such determination shall be binding upon the Corporation, the Warrant Agent, all Holders and all other Persons interested therein.

Section 4.7    Proceedings Prior to Any Action Requiring Adjustment

        As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Common Shares which are to be received upon the exercise thereof, the Corporation shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation has sufficient authorized capital and that the Corporation may validly and legally issue as fully-paid and non-assessable all the shares, warrants and other securities which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

Section 4.8    Action Requiring Adjustment

        In case the Corporation, after the date hereof, shall take any action affecting the Common Shares, other than the actions described in this Article 4 which, in the opinion of the Directors or the Warrant Agent would materially affect the rights of the Holders and/or the acquisition rights of the Holders, then that number of Common Shares which are to be received upon the exercise of the Warrants shall be adjusted in such manner, if any, and at such time, by action of the Directors, in their discretion as they may reasonably determine to be equitable to the Holders in such circumstances, subject to the prior consent of the TSX or any other exchange on which the Corporation's securities are then listed.

Section 4.9    Certificate of Adjustment

        The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Article 4, deliver a certificate of the Corporation to the Warrant Agent specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of the Corporation's Auditors verifying such calculation. The Warrant Agent shall rely, and shall be protected in so doing, upon the certificate of the Corporation or of the Corporation's Auditor and any other document filed by the Corporation pursuant to this Article 4 for all purposes.

Section 4.10    Notice of Special Matters

        The Corporation covenants with the Warrant Agent that, so long as any Warrant remains outstanding, it will give notice to the Warrant Agent and to the Holders of its intention to fix a record date that is prior to the Expiry Date for any matter for which an adjustment may be required pursuant to this Article 4. Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case not less than 14 days prior to such applicable record date. If notice has been given and the adjustment is not then determinable, the Corporation shall promptly, after the adjustment is determinable, file with the Warrant Agent a computation of the adjustment and give notice to the Holders of such adjustment computation.

Section 4.11    No Action After Notice

        The Corporation covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the Holder of a Warrant of the opportunity to exercise its right of acquisition pursuant thereto during the period of 14 days after the giving of the certificate or notices set forth in Section 4.9 and 4.10 respectively.

Section 4.12    Protection of Warrant Agent

(1)
The Warrant Agent:

(a)
shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist which may require any adjustment contemplated by Article 4, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)
shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(c)
shall not be responsible for any failure of the Corporation to issue, transfer or deliver Common Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4;

(d)
shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Corporation; and

(e)
shall be entitled to act and rely upon the certificates or adjustment calculations of the Corporation and the auditor of the Corporation and any other documents filed by the Corporation pursuant to Section 4.9, without verification or liability.

Section 4.13    Adjustments Cumulative

        The adjustments provided in this Article 4 shall be cumulative and such adjustments shall be made successively whenever an event referred to herein shall occur.

ARTICLE 5

PURCHASES BY THE CORPORATION

Section 5.1 Optional Purchase by the Corporation

        Subject to compliance with Securities Laws and approval of applicable regulatory authorities, the Corporation may from time to time purchase on any stock exchange, in the open market, by private contract or otherwise any of the Warrants. Any such purchase shall be made at the lowest price or prices at which such Warrants are then obtainable (and accepted by the applicable seller(s) of Warrants), plus reasonable costs of purchase, and may be made in such manner, from such Persons, and on such other terms as the Corporation and the applicable seller(s) of such Warrants may agree. The Warrant Certificates representing Warrants purchased pursuant to this Section 5.1 shall forthwith be delivered to and cancelled by the Warrant Agent upon the written direction of the Corporation. No Warrants shall be issued in replacement thereof.

Section 5.2    Acquisition Event

(1)
Upon the consummation of an Acquisition Event, the Corporation or any acquirer of the Corporation or its business (as determined by the Board of Directors), or any Affiliate of any of them, shall purchase, and each Holder shall sell to such purchaser, all Warrants that on the consummation of the Acquisition Event have not been exercised (the "Remaining Warrants"), in consideration of such purchaser paying to such Holder, within five (5) Business Days after the consummation of the Acquisition Event, cash (less any applicable withholding taxes) in an amount equal to the Black Scholes Value of any Remaining Warrants (the "Purchase Amount"). The Warrant Certificates representing Warrants purchased pursuant to this Section 5.2 shall forthwith be delivered to and cancelled by the Warrant Agent upon the written direction of the Corporation.

(2)
For the purpose of this Section 5.2, "Black Scholes Value" shall mean the value of the Remaining Warrant, which value is calculated using the Black Scholes Option Pricing Model obtained from the "OV" function on Bloomberg determined as of the date of consummation of the Acquisition Event for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the Acquisition Event and the Expiry Date; (B) an expected volatility equal to 35%; (C) the underlying price per share used in such calculation shall be the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration (as determined in good faith by the Board of Directors), if any, being offered in such Acquisition Event, and (D) a remaining option time equal to the time between the date of the public announcement of the Acquisition Event and the Expiry Date.

(3)
In the event of any question arising with respect to any calculation required under Section 5.2, such question shall be conclusively determined by the Corporation's Auditors or if they are unwilling or unable to act, by such other firm of independent accountants accredited by the Canadian Public Accountability Board as may be selected by the Directors, and they shall have access to all necessary records of the Corporation, and such determination shall be binding upon the Corporation, the Warrant Agent, all Holders and all other Persons interested therein.

(4)
The Corporation covenants with the Warrant Agent that, so long as any Warrant remains outstanding, it will give notice to the Warrant Agent and to the Holders of an Acquisition Event. Such notice shall specify the particulars of such Acquisition Event, including the date on which such Acquisition Event is expected to be consummated and the consideration that holders of Common Shares should expect to receive upon the consummation of the Acquisition Event. The notice shall be given in each case not less than 14 days prior to the expected date of consummation of the Acquisition Event. Notwithstanding the foregoing, the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Corporation or any of its Subsidiaries, the Holders, to the extent requested by the Corporation, shall enter into a standard non-disclosure agreement in order for the Corporation to comply with applicable Securities Laws. The Holders shall be permitted to make any exercise of the Warrants conditional on the consummation of the Acquisition Event. For avoidance of doubt, Warrants or portion of Warrants that a Holder has exercised (conditionally on the consummation of the Acquisition Event or otherwise) in order to participate in the Acquisition Event as a holder of Common Shares are not "Remaining Warrants" and shall not be purchased or sold pursuant to Section 5.2(1).

(5)
In the event that on or before the consummation of an Acquisition Event a Holder has failed to take all necessary steps to sell its Remaining Warrants as required by Section 5.2(1), and the Corporation (or other purchaser permitted by this Section 5.2) deposits or causes to be deposited the Purchase Amount (less applicable withholding taxes) with any trust company or chartered bank in Canada for the account of the Holder, effective on such deposit the Remaining Warrants shall terminate, expire and become null and void, with no further action or formality of the Holder or any other Person, and the Holder thereof shall have no further rights against the Corporation or any other Person under this Indenture or the Warrant Certificates (or otherwise) in respect thereof except, on surrender of the certificates for such Remaining Warrants, to receive the Purchase Amount (less applicable withholding taxes) so deposited.

(6)
In the event that the Corporation (or other purchaser permitted by this Section 5.2) does not deliver or deposit with any trust company or chartered bank in Canada payment in full of the Purchase Amount (less applicable withholding taxes) for the account of the Holder when due under the terms of this Section 5.2 for any Remaining Warrant, then the portion of such Remaining Warrant for which payment of the Purchase Amount has not been so delivered or deposited shall remain exercisable by the Holder in accordance with its terms.

(7)
For the avoidance of doubt, the intent of this Section 5.2 is to provide for the purchase (pursuant to Section 5.2(1)) or expiry (pursuant to Section 5.2(5)) of any Warrants that remain unexercised on the consummation of an Acquisition Event, such that after an Acquisition Event no Warrants shall be outstanding (subject only to the limited exception applicable in the event of non-payment in Section 5.2(6)). The provisions of this Section 5.2 are for the benefit of the Corporation in addition to the benefit of the Holders, and shall not be waived or amended by an action of the Holders without the prior written consent of the Corporation.

(8)
Nothing in this Section 5.2 shall prevent the Holder, the Corporation and any acquirer of the Corporation or its business (as determined by the Board of Directors) from mutually agreeing on the assumption by the acquirer of the Holder's Warrants pursuant to an Acquisition Event.

ARTICLE 6

COVENANTS OF THE CORPORATION

Section 6.1    Issuance of Common Shares

(1)
The Warrants, when issued and countersigned as herein provided, shall be valid and enforceable against the Corporation and, subject to the provisions of this Indenture, the Corporation shall cause the Common Shares to be acquired pursuant to the valid exercise of Warrants under this Indenture and the certificates representing such Common Shares to be duly issued and delivered in accordance with the Warrant Certificates and the terms hereof. At all times prior to the Expiry Date, while any of the Warrants are outstanding, the Corporation shall reserve and there shall be conditionally allotted but unissued out of its authorized capital that number of Common Shares sufficient to enable the Corporation to meet its obligations hereunder. All Common Shares issued pursuant to the exercise of the Warrants shall be issued as fully paid and non-assessable. The Corporation shall make all requisite filings, and pay all applicable fees, under applicable Securities Laws to report the exercise of the Warrants.

(2)
As long as any Warrants remain outstanding the Corporation covenants to the Warrant Agent for the benefit of the Holders as follows:

(a)
it will maintain its corporate existence;

(b)
it will use commercially reasonable efforts to maintain its status as a reporting issuer or equivalent under the applicable securities laws of at least one of the provinces of Canada, and it will make all requisite filings under the Securities Laws to report the exercise of the right to acquire Common Shares pursuant to the Warrants;

(c)
it will use commercially reasonable efforts to maintain the listing of its outstanding Common Shares on the TSX and ensure the Common Shares issuable upon the exercise of the Warrants will be listed and posted for trading on such exchange simultaneously with or as soon as practicable following their issue;

(d)
it will promptly advise the Warrant Agent in writing of any default under the terms of this Agreement;

(e)
it will do, execute, acknowledge and deliver or cause to be done, executed acknowledged and delivered, all other acts, deeds and assurances as the Warrant Agent may reasonably require for better accomplishing and affecting the provisions of this Indenture;

(f)
all Common Shares which are issued upon the exercise of the right to subscribe for and purchase provided for herein, upon payment of the Exercise Price, shall be fully paid and non-assessable;

  (g)
  it will make all requisite filings in connection with the exercise of the Warrants and the issue of the Common Shares;

  (h)
  it will duly and punctually perform and carry out all of the acts and things to be done by it as provided in this Indenture;

  (i)
  if at any time no Registration Statement is effective under the U.S. Securities Act with respect to the issuance or resale of the Underlying Securities, it will give notice to the Warrant Agent forthwith, but in any event such notice must be sent within five Business Days, after learning that no such Registration Statement is effective. Such notice must be sent by electronic mail if possible to any securities depositary that is a registered holder; and

  (j)
  it will use commercially reasonable efforts to maintain the Registration Statement continuously effective under the U.S. Securities Act or otherwise have an effective registration statement covering the resale of the Underlying Securities, until the Expiry Time or exercise of all Warrants (provided, however, that nothing shall prevent the Corporation's amalgamation, arrangement, merger or sale, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Corporation's obligations under the Indenture).

Section 6.2    To Pay Warrant Agent Remuneration and Expenses

        The Corporation covenants that it shall pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and shall pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of its duties hereunder (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expenses, disbursement or advance as may arise out of or result from the Warrant Agent's gross negligence, wilful misconduct or bad faith. The Warrant Agent shall not have any recourse against the securities or any other property held by it pursuant to this Indenture for payment of its fees. This Section shall survive the resignation of the Warrant Agent or the termination of this Indenture. Any amount owing under this Section and unpaid thirty (30) days after request for such payment will bear interest from the expiration of such thirty (30) days at a rate per annum equal to the then current rate charged by the Warrant Agent, payable on demand.

Section 6.3    To Perform Covenants

        The Corporation shall duly and punctually perform and carry out all of the acts or things to be done by it as provided in this Indenture and that it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as the Warrant Agent may reasonably require for the better accomplishing and effecting the intentions and provisions of this Indenture.

Section 6.4    Warrant Agent May Perform Covenants

        If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Warrant Agent may notify the Holders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it but shall be under no obligation to perform said covenants or to notify the Holders of such performance by it. All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 6.2. No such performance, expenditure or advance by the Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

Section 6.5    Securities Qualification Requirements

(1)
If, in the opinion of counsel to the Warrant Agent, any instrument (not including a prospectus) is required to be filed with, or any permission is required to be obtained from the Securities Commissions, the SEC, the

  TSX or NASDAQ (or any other stock exchange upon which the Common Shares or the Warrants are listed) or any other step is required under Securities Laws before any Common Shares which a Holder is entitled to acquire pursuant to the exercise of any Warrant may properly and legally be issued upon due exercise thereof and thereafter traded, without further formality or restriction, the Corporation covenants that it will use its commercially reasonable best efforts to take such action as is required or appropriate in the circumstances.

(2)
The Corporation will give or cause to be given notice of the issue of Common Shares pursuant to the exercise of Warrants, in such detail as may be required, to the Securities Commissions, the SEC, the TSX, NASDAQ or any other stock exchange upon which the Common Shares or the Warrants are listed.

Section 6.6    Corporation Reporting in the United States

        The Corporation represents and warrants that it has reporting obligations with the SEC and has delivered to the Warrant Agent an Officers' Certificate certifying such "reporting issuer" status and other information as the Warrant Agent has requested, including, but not limited to, the Central Index Key that has been assigned for filing purposes. Should the Corporation cease to have an obligation to file reports with the SEC, the Corporation covenants to deliver to the Warrant Agent an Officers' Certificate (in a form provided by the Warrant Agent) certifying a change in "reporting issuer" status and such other information as the Warrant Agent may require at such given time. The Corporation understands that the Warrant Agent is relying upon the foregoing representation, warranty and covenants in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

ARTICLE 7

ENFORCEMENT

Section 7.1    Suits by Holders of Warrants

        Subject to Section 9.11, all or any of the rights conferred upon any Holder by any of the terms of the Warrant Certificates, Uncertificated Warrants or this Indenture may be enforced by the Holder by appropriate legal proceedings but without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Holders.

Section 7.2    Waiver of Default

        Upon the happening of any default hereunder the Holders holding Warrants exercisable to acquire not less than 51% of the aggregate number of Common Shares which may be acquired pursuant to the exercise of all of the then outstanding Warrants shall have the power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition, provided however, the Warrant Agent shall have the power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, if, in the Warrant Agent's opinion based on the advice of counsel, the same shall have been cured or adequate provision made therefor.

        No delay or omission of the Warrant Agent or of the Holders, as applicable, to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or the Holders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder or the rights resulting therefrom.

 ARTICLE 8

INTENTIONALLY DELETED

ARTICLE 9

MEETINGS OF HOLDERS OF WARRANTS

Section 9.1    Right to Convene Meeting

        The Warrant Agent may at any time and from time to time and shall on receipt of a written request of the Corporation or a Holders' Request and upon being indemnified and funded to its reasonable satisfaction by the Corporation or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Warrant Agent failing, within seven days after receipt of any such request and such indemnity and funding, to give notice convening a meeting, the Corporation or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto, Ontario, or at such other place as may be approved or determined by the Warrant Agent.

Section 9.2    Notice of Meetings

        At least 21 calendar days' notice of any meeting of the Holders shall be given to the Holders in the manner provided in Article 10 and a copy thereof must be sent to the Warrant Agent unless the meeting has been called by it and to the Corporation unless the meeting has been called by it. Such notice must state the time when and the place where the meeting is to be held and state briefly the general nature of the business to be transacted thereat with such information as to enable the Holders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.

Section 9.3    Chairman

        An individual (who need not be a Holder) designated in writing by the Warrant Agent, shall be the chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Holders present in Person or by proxy shall choose an individual present to be chairman.

Section 9.4    Quorum

        Subject to Section 9.12, at any meeting of the Holders a quorum shall consist of Holders present in Person or by proxy and entitled to acquire at least 5% of the aggregate number of Common Shares which could be acquired pursuant to the exercise of all of the then outstanding Warrants, provided that at least two Persons entitled to vote thereat are personally present or represented by proxy. If a quorum is not present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Holders or pursuant to a Holders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the Holders present in Person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not be entitled to acquire at least 5% of the Common Shares which may be acquired pursuant to the exercise of all of the then outstanding Warrants.

Section 9.5    Power to Adjourn

        The chairman of any meeting at which a quorum is present may with the consent of the meeting adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

Section 9.6    Show Of Hands

        Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

Section 9.7    Poll

        On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Holders and/or proxies for Holders, a poll must be taken in such manner and either at once or after an adjournment, as the chairman directs. Questions other than Extraordinary Resolutions shall, if a poll is taken, be decided by a majority of the votes cast on the poll.

Section 9.8    Voting

        On a show of hands, every Person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders or both, shall have one vote. On a poll, each Holder present in Person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each Common Share to which that Person is entitled to acquire pursuant to the Warrant or Warrants held or represented by that Person. A proxy need not be a Holder. In the case of joint Holders of a Warrant, any one of them present in Person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them is present in Person or by proxy, they must vote together in respect of the Warrants of which they are joint Holders. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of any Warrants held or represented by him, but shall not have a second or deciding vote.

Section 9.9    Regulations

(1)
The Warrant Agent or the Corporation with the approval of the Warrant Agent, may from time to time make or vary or restate such regulations as it shall from time to time think fit regarding the following:

(a)
providing for and governing the voting by proxy by Holders and the form of instrument appointing proxies and the manner in which the same shall be executed, and for the production of the authority of any Person signing on behalf of the giver of such proxy;

(b)
for the deposit of instruments appointing proxies at such place as the Warrant Agent, the Corporation or the Holders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited;

(c)
for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, telecopied or sent by facsimile before the meeting to the Corporation or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(d)
generally, the calling of meetings of Holders and the conduct of business thereat.

(2)
Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Except as such regulations may provide, the only Persons who shall be recognized at any meeting as Holders, or as entitled to vote or be present at the meeting in respect thereof (subject to Section 9.10), shall be the Holders and Persons whom the Holders have by instrument in writing duly appointed as their proxies.

Section 9.10    Corporation And Warrant Agent May Be Represented

        The Corporation and the Warrant Agent, by their respective officers or directors, and the legal advisers of the Corporation and the Warrant Agent, may attend any meeting of the Holders, and shall be recognized and given reasonable opportunity to speak to any resolutions proposed for consideration by the meeting, but shall not be entitled to vote thereat, whether in respect of any Warrants held by them or otherwise.

Section 9.11    Powers Exercisable By Extraordinary Resolution

(1)
Subject to applicable law and the rules and regulations of any stock exchange having jurisdiction, in addition to the powers conferred upon them by any other provisions of this Indenture or by law, the Holders at a meeting shall have the power, exercisable from time to time by Extraordinary Resolution:

(a)
to sanction any modification, abrogation, alteration, compromise or amendment of the rights of the Holders and/or the Warrant Agent (with the prior written approval of the Warrant Agent) against the Corporation, or against its property, whether such rights arise under this Indenture or the Warrant Certificates or otherwise;

(b)
to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or in the Warrant Certificates which must be agreed to by the Corporation and the Warrant Agent and to authorize the Warrant Agent to concur in and execute any indenture supplemental hereto embodying any such modification, change, addition or omission;

(c)
to sanction any scheme for the reconstruction or reorganization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other corporation or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of this Indenture have been complied with;

(d)
to assent to an offer by an acquirer of the Corporation or its business to assume all of the Warrants;

(e)
to direct or authorize the Warrant Agent to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f)
to waive and direct the Warrant Agent to waive any default of the Corporation hereunder either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g)
to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing any of the covenants of the Corporation contained in this Indenture or the Warrant Certificates, or for the execution of any power hereunder;

(h)
to direct any Holder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith;

(i)
to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders; and

(j)
to remove the Warrant Agent and appoint a successor Warrant Agent.

Section 9.12    Meaning of "Extraordinary Resolution"

(1)
The expression "Extraordinary Resolution" when used in this Indenture means, subject as provided in this Article, a resolution proposed to be passed at a meeting of Holders duly convened and held in accordance with the provisions of this Article 9 at which there are Holders present in Person or by proxy who are entitled to acquire at least 5% of the aggregate number of Common Shares which may be acquired pursuant to the exercise of all of the then outstanding Warrants and passed by the affirmative votes of the Holders entitled to acquire at least 66 2/3% of the aggregate number of Common Shares which may be acquired pursuant to the exercise of all of the then outstanding Warrants represented at the meeting and voted on a poll upon such resolution.

(2)
If, at any such meeting, the Holders entitled to acquire at least 5% of the Common Shares which may be acquired pursuant to the exercise of all of the then outstanding Warrants are not present in Person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of the Holders, shall be dissolved; but in any other case it shall stand adjourned to the third Business Day following the date of such meeting, at the same time and place. At the adjourned meeting, the Holders present in Person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Section 9.12(1) shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that Holders entitled to acquire at least 5% of the Common Shares which may be acquired pursuant to the exercise of all of the then outstanding Warrants are not present in Person or by proxy at such adjourned meeting.

(3)
Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

Section 9.13    Powers Cumulative

        It is hereby declared and agreed that any one or more of the powers and/or any combination of the powers in this Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or combination of powers thereafter from time to time.

Section 9.14    Minutes

        Minutes of all resolutions and proceedings at every meeting of Holders shall be made and duly entered in books to be from time to time provided for that purpose by the Warrant Agent at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman or secretary of the meeting at which such resolutions were passed or proceedings had, or by the chairman or secretary of the next succeeding meeting (if any) of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat, to have been duly passed and taken.

Section 9.15    Instruments in Writing

        All actions which may be taken and all powers which may be exercised by the Holders at a meeting held as hereinbefore provided in this Article may also be taken and exercised by Holders entitled to acquire at least 51% of the Common Shares which may be acquired pursuant to the exercise of all of the then outstanding Warrants by an instrument in writing signed in one or more counterparts and the expression "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed.

Section 9.16    Binding Effect of Resolutions

        Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 9 at a meeting of Holders shall be binding upon all Holders, whether present at or absent from such meeting, and every instrument in writing signed by the Holders in accordance with Section 9.15 shall be binding upon all the Holders of Warrants, whether signatories thereto or not, and each and every Holder shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing. In the case of an instrument in writing, the Warrant Agent shall give notice of the effect of the instrument in writing to all Holders and the Corporation as soon as reasonably practicable.

Section 9.17    Holdings by Corporation and its Subsidiaries Disregarded

        In determining whether a Holder holding Warrant Certificates evidencing the entitlement to acquire the required number of Common Shares are present at a meeting of Holders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Holders' Request or other action under this Indenture, Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation and not cancelled shall be disregarded.

 ARTICLE 10

NOTICES

Section 10.1    Notice to the Corporation and the Warrant Agent

(1)
Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Warrant Agent shall be deemed to be validly given if delivered or if sent by first class mail or registered letter, postage prepaid, or by facsimile transmission:

      if to the Corporation:

        DragonWave Inc.
        600-411 Legget Drive
        Ottawa, Ontario
        K2K 3C9

        Attention: Russell Frederick, Chief Financial Officer
        Fax: (613) 599-4265

      if to the Warrant Agent:

        Computershare Trust Company of Canada
        100 University Avenue
        11th Floor, North Tower
        Toronto, ON M5J 2Y1

        Attention: General Manager, Corporate Trust Department
        Fax: (416) 981-9777

  and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or if sent by facsimile transmission, on the first Business Day following such transmission or, if mailed, on the fifth Business Day following the date of the postmark on such notice.

(2)
The Corporation or the Warrant Agent, as the case may be, may from time to time notify the others in the manner provided in Section 10.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture.

Section 10.2    Notice to Holders of Warrants

        Except as herein otherwise expressly provided and subject to Section 10.3, any notice required or permitted to be given to Holders under the provisions of this Indenture shall be deemed to be validly given if personally delivered or if sent by ordinary post to the Holders at their addresses appearing in one of the registers hereinbefore mentioned. Any notice so sent shall be deemed to have been received on the next Business Day after the date of delivery to such address or, if mailed, on the fifth Business Day following the date on which it was mailed. In the event that Warrants are held in the name of the Depository, a copy of such notice shall also be sent by electronic communication to the Depository and shall be deemed received and given on the day it is so sent. Accidental error or omission in giving notice or accidental failure to give notice to Holders shall not invalidate any action or proceeding founded thereon. In determining under any provision hereof the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

Section 10.3    Mail Service Information

(1)
If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Holders, the Warrant Agent or the Corporation would be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if the notice is:

(a)
in the case of the Warrant Agent or the Corporation, delivered to an officer of the party to which it is addressed or if sent to such party, at the appropriate address in accordance with Section 10.1 by facsimile or other means of prepaid transmitted or recorded communication; and

(b)
in the case of Holders, published once (i) in the national edition of The Globe & Mail; and (ii) in such other place or places and manner, if any, as the Warrant Agent may require.

(2)
Any notice given to the Holders by publication shall be deemed to have been given on the last day on which publication shall have been effected as required pursuant to Section 10.3(1).

ARTICLE 11

CONCERNING THE WARRANT AGENT

Section 11.1    Warrant Indenture Legislation

(1)
The expression "Indenture Legislation" means the provisions, if any, of any statute of Canada or any province thereof, and of any regulations under any such statute, relating to warrant indentures and to the rights, duties and obligations of warrant agents under warrant indentures and of corporations issuing their securities under warrant indentures, to the extent that such provisions may at the time be in force and applicable to this Indenture or the Corporation.

(2)
The Corporation and the Warrant Agent agree that each shall at all times in relation to this Indenture and in relation to any action to be taken hereunder observe and comply with and be entitled to the benefits of Indenture Legislation.

(3)
If and to the extent that any provision of this Indenture limits, qualifies or conflicts with any mandatory requirement of Indenture Legislation, such mandatory requirement shall prevail.

Section 11.2    No Conflict of Interest

        The Warrant Agent represents to the Corporation to the best of its knowledge that at the date of the execution and delivery of this Indenture there exists no material conflict of interest in its duties and obligations as a warrant agent hereunder. In the event of a material conflict of interest arising in the Warrant Agent's role as warrant agent hereunder the Warrant Agent shall, as soon as practicable but in any case within 90 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its duties and obligations hereunder to a successor Warrant Agent approved by the Corporation. Notwithstanding the foregoing provisions of this Section, if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificate(s) shall not be affected in any manner whatsoever by reason hereof.

Section 11.3    Replacement of Warrant Agent

(1)
The Warrant Agent may resign and be discharged from all duties and liabilities hereunder by giving to the Corporation at least 45 days' notice in writing or such shorter notice as the Corporation may accept as sufficient. The Holders by Extraordinary Resolution shall have the power at any time to remove the existing Warrant Agent and to appoint a new Warrant Agent. If the Warrant Agent resigns or is removed by Extraordinary Resolution or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Corporation shall forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Holders; failing such appointment by the Corporation, the retiring Warrant Agent or any Holder may apply to a judge of a court having jurisdiction, on such notice as such judge may direct, for the appointment of a new Warrant Agent; but any new Warrant Agent so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Holders. Any new Warrant Agent appointed under any provision of this Section must be a corporation authorized to carry on the business of a trust company in the Province of Ontario and, if required by the applicable warrant indenture legislation of any other province, in that other province, and must be a corporation which is independent of the Corporation and has no material conflict of interest. On any new appointment the new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurances conveyance, act or deed. If, for any reason, it becomes necessary or expedient to execute any further deed or assurance, the former Warrant Agent shall, at the expense of the Corporation, execute the same in favour of the new warrant agent.

(2)
Any corporation into which the Warrant Agent may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Warrant Agent shall be a party or any corporation succeeding to the corporate trust business of the Warrant Agent, shall be the successor Warrant Agent under this Indenture without the execution of any instrument or any further act.

(3)
Upon the appointment of a new Warrant Agent, the Corporation shall promptly notify the Holders thereof in the manner prescribed by Section 10.2 hereof.

Section 11.4    Evidence, Experts and Advisers

(1)
In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Indenture Legislation or as the Warrant Agent may reasonably require by written notice to the Corporation.

(2)
In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Warrant Agent pursuant to any provision hereof or any Indenture Legislation or pursuant to a request of the Warrant Agent, not only as to its due execution and the validity and effectiveness of its provisions, but also to the truth and acceptability of any information therein contained which the Warrant Agent in good faith believes to be genuine.

(3)
Proof of the execution of an instrument in writing, including a Holders' Request, by any Holder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to it the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate.

(4)
The Warrant Agent may, at the expense of the Corporation, employ or retain such counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with reasonable care by the Warrant Agent. The Warrant Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any Counsel, accountant, appraiser, engineer or other expert or adviser, whether retained or employed by the Corporation or by the Warrant Agent, in relation to any matter arising in the administration of the agency hereof.

Section 11.5    Warrant Agent May Deal in Securities

        Subject to Section 11.2, the Warrant Agent may buy, sell, lend upon and deal in securities of the Corporation and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

Section 11.6    Warrant Agent Not Ordinarily Bound

        Except as otherwise specifically provided herein, the Warrant Agent shall not, subject to the provisions of Indenture Legislation, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained.

Section 11.7    Warrant Agent Not Required To Give Security

        The Warrant Agent shall not be required to give any bond or security in respect of the execution or administration of its duties under this Indenture or otherwise in respect of the premises.

Section 11.8    Warrant Agent Not Required To Give Notice of Default

        The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required to do so under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and in the absence of any such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

Section 11.9    Acceptance of Appointment

        The Warrant Agent hereby accepts its appointment as warrant agent under this Indenture and agrees to perform its duties hereunder upon the terms and conditions herein set forth or referred to unless and until discharged therefrom by resignation or in some other lawful way.

Section 11.10    Duties of Warrant Agent

(1)
The Warrant Agent, in exercising its powers and discharging its duties hereunder, shall:

(a)
act honestly and in good faith; and

(b)
exercise the care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances.

Section 11.11    Actions by Warrant Agent

(1)
The Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Holders.

(2)
Subject only to Section 11.9, the obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Holders hereunder shall be conditional upon the Holders delivering to the Warrant Agent:

(a)
a Holders' Request or Extraordinary Resolution directing the Warrant Agent to take such act, action, or proceeding;

(b)
sufficient funds to commence or continue such act, action or proceeding; and

(c)
an indemnity reasonably satisfactory to the Warrant Agent to protect and hold harmless the Warrant Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damages it may suffer by reason thereof.

(3)
None of the provisions contained in this Indenture shall require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(4)
The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Holders, at whose instance it is acting, to deposit with the Warrant Agent the Warrants held by them, for which Warrants the Warrant Agent shall issue receipts.

Section 11.12    Protection of Warrant Agent

(1)
By way of supplement to the provisions of any law for the time being relating to Warrant Agents it is expressly declared and agreed as follows:

(a)
the Warrant Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Warrant Certificates (except the representation contained in Section 11.2) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b)
nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c)
the Warrant Agent shall not be bound to give notice to any Person or Persons of the execution hereof; and

(d)
notwithstanding the foregoing or any other provision of this Indenture, any liability of the Warrant Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Corporation to the Warrant Agent under this Indenture in the twelve (12) months immediately prior to the Warrant Agent receiving the first notice of the claim. Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Warrant Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

Section 11.13    Indemnification of the Warrant Agent

        The Warrant Agent and its officers, directors, employees, agents, successor and assigns shall at all times be indemnified and saved harmless by the Corporation from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages and liabilities whatsoever arising in connection with this Indenture, including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Warrant Agent contemplated hereby, legal fees and disbursements on a solicitor and client basis and costs and expenses incurred in connection with the enforcement of this indemnity, which the Warrant Agent may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Warrant Agent. The foregoing provisions of this Section do not apply to the extent that in any circumstances there has been acts of gross negligence or wilful misconduct by the Warrant Agent or its officers, directors, employees, agents, successor and assigns. This indemnity shall survive the termination or discharge of this Indenture and the resignation or removal of the Warrant Agent.

Section 11.14    Third Party Interests

        Each party to this Indenture hereby represents to the Warrant Agent that any account to be opened by, or interest to held by the Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent's prescribed form as to the particulars of such third party.

Section 11.15    Not Bound To Act

        The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Corporation, provided (i) that the Warrant Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent's satisfaction within such ten day period, then such resignation shall not be effective.

Section 11.16    Privacy Laws

        The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals' personal information (collectively, "Privacy Laws") applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Warrant Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

ARTICLE 12

SUPPLEMENTAL INDENTURES

Section 12.1    Supplemental Indentures

(1)
From time to time the Warrant Agent and, when authorized by a resolution of its Directors, the Corporation may, subject to the provisions hereof, and they shall, when required by this Indenture, but subject always to the prior written consent, if required, of any stock exchange on which the Common Shares or the Warrants may be listed, execute, acknowledge and deliver, by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a)
adding to the covenants of the Corporation herein contained for the protection of the Holders in addition to those herein specified;

(b)
making such provision not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder provided that the Warrant Agent shall be of the opinion, relying on the advice of its counsel, that such provisions shall not be prejudicial to the interests of the Holders;

(c)
adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates and making any modification in the form of the Warrant Certificate which does not affect the substance thereof;

(d)
evidencing the succession, or successive successions, of other corporations to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(e)
giving effect to any Extraordinary Resolution passed as provided in Article 9;

(f)
setting forth adjustments in the application of the provisions of Article 4; and

(g)
for any other purpose not inconsistent with the terms of this Indenture, provided that in the opinion of the Warrant Agent relying on the advice of counsel, the rights of the Warrant Agent and of the Holders are in no way prejudiced thereby.

(2)
The Warrant Agent may also, without the consent or concurrence of the Holders, by supplemental indenture or otherwise, concur with the Corporation in making any changes or corrections in this Indenture which it has been advised by its counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provision or clerical omission or mistake or manifest error contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of the Warrant Agent, relying on the advice of counsel, the rights of the Warrant Agent and of the Holders are in no way prejudiced thereby.

 ARTICLE 13

GENERAL PROVISIONS

Section 13.1    Execution

        This Indenture may be simultaneously executed in several counterparts, and may be executed by facsimile or other means of electronic communication producing a printed copy, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

Section 13.2    Rights of Rescission

        Should a Holder of Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, and the Holder's funds which were paid on exercise have already been released to the Corporation by the Warrant Agent, the Warrant Agent shall not be responsible for ensuring the exercise is cancelled and a refund is paid back to the Holder. In such cases, the Holder shall seek a refund directly from the Corporation and subsequently, the Corporation shall instruct the Warrant Agent in writing, to cancel the exercise transaction and any Underlying Securities on the register, which may have already been issued upon the Warrant exercise. In the event that any payment is received from the Corporation by virtue of the Holder being a shareholder for such Warrants that were subsequently rescinded, such payment must be returned to the Corporation by such holder. The Warrant Agent shall not be under any duty or obligation to take any steps to ensure or enforce that the funds are returned pursuant to this section, nor shall the Warrant Agent be in any other way responsible in the event that any payment is not delivered or received pursuant to this Section. Notwithstanding the foregoing, in the event that the Corporation provides the refund to the Warrant Agent for distribution to the holder, the Warrant Agent shall return such funds to the holder as soon as reasonably practicable, and in so doing, the Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any such funds.

Section 13.3    Force Majeure

        Neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

Section 13.4    Satisfaction and Discharge of Indenture

        Upon the earlier of:

  (1)
  the date by which there shall have been delivered to the Warrant Agent for exercise or destruction all Warrant Certificates theretofore issued hereunder; and

  (2)
  the Expiry Time;

and if all certificates representing Common Shares, if any, required to be issued in compliance with the provisions hereof have been issued and delivered hereunder or to the Warrant Agent in accordance with such provisions, this Indenture shall cease to be of any force and effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.

Section 13.5    Warrants Owned by the Corporation or its Subsidiaries — Certificate to be Provided

        For the purpose of disregarding any Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation in Section 9.17 hereof, the Corporation shall provide to the Warrant Agent, from time to time, a certificate of the Corporation setting forth as at the date of such certificate:

  (1)
  the names (other than the name of the Corporation) of the registered holders of Warrants which, to the knowledge of the Corporation, are owned by or held for the account of the Corporation or any Subsidiary of the Corporation; and

  (2)
  the number of Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation which have not been cancelled;

and the Warrant Agent, in making the computations in Section 9.17 hereof, shall be entitled to rely on such certificate without any additional evidence.

Section 13.6 Provisions of Indenture and Warrants for the Sole Benefit of Parties and Holders

        Nothing in this Indenture or in the Warrant Certificates, expressed or implied, shall give or be construed to give to any Person other than the parties thereto and the Holders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Holders.

Section 13.7    Stock Exchange Consents

        Any action provided for in this Indenture requiring the prior consent of any stock exchange upon which the Common Shares or Warrants, as applicable, may be listed shall not be completed until the requisite consent is obtained.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed these presents under the hands of their proper officers in that behalf.

DRAGONWAVE INC.
By:
Name: Russell Frederick Title: Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA
By:
Authorized Signing Officer
By:
Authorized Signing Officer

 SCHEDULE "A"
DRAGONWAVE INC.
FORM OF WARRANT CERTIFICATE

Certificate No. • CUSIP •	Common Share Purchase Warrants

        THE WARRANTS REPRESENTED HEREBY WILL BE VOID AFTER THE TIME OF EXPIRY AS DESCRIBED HEREIN. DO NOT DESTROY THIS CERTIFICATE.

        THIS CERTIFICATE IS TO CERTIFY that for value received    •    (herein referred to as the "Holder") is the registered holder of the number of Warrants of DragonWave Inc. (the "Corporation") stated above, and subject to adjustment and penalty provisions as set forth in the Warrant Indenture, is entitled to acquire, at any time after the date hereof and up until 5:00 p.m. (Toronto time) on    •    , 2016 or the next succeeding Business Day if such date is not a Business Day (the "Expiry Date"), upon payment of the "Exercise Price" of C$    •    , payable in Canadian currency, for each Warrant represented hereby, one common share of the Corporation (a "Common Share"), all in the manner and subject to the restrictions and adjustments set forth in the Warrant Indenture (as hereinafter defined).

        Any capitalized term in this Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

        The Warrants represented by this Certificate are issued or issuable in fully registrable form only under the provisions of an indenture (which indenture together with all other instruments ancillary thereto is referred to herein as the "Warrant Indenture") dated as of September     •    , 2013 among the Corporation and Computershare Trust Company of Canada (the "Warrant Agent"). Reference is hereby made to the Warrant Indenture for a full description of the rights of the holders of the Warrants, the Corporation and the Warrant Agent in respect thereof, and the terms and conditions upon which the Warrants evidenced hereby are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth. By acceptance of this Certificate, the Holder assents to all provisions of the Warrant Indenture. To the extent that the terms and conditions set forth in this Certificate conflict with the terms and conditions of the Warrant Indenture, the Warrant Indenture shall prevail. The Corporation will furnish to the holder of this Certificate, upon request and without charge, a copy of the Warrant Indenture.

        In the event that prior to the Expiry Date, the Holder has not exercised the Warrants represented hereby in accordance with the terms of the Warrant Indenture, then any Warrants represented by this Certificate which have not been so exercised shall be deemed to have expired and shall be of no further force and effect as of 5:00 p.m. (Toronto time) on the Expiry Date.

        Upon exercise, the Warrants so exercised shall be void and of no value or effect.

        Certificates representing the Common Shares issued upon exercise of the Warrants (reflecting any adjustments as provided herein and in the Warrant Indenture) shall, within three Business Days after the Exercise Date, be mailed by the Corporation to the address of the Holder thereof last appearing on the register of Holders maintained by the Warrant Agent.

        The right to acquire Common Shares may only be exercised by the Holder within the time set forth above by:

  (a)
  duly completing and executing the Exercise Form attached hereto;

  (b)
  by providing a certified cheque, bank draft or money order in lawful money of the United States payable to the order of the Corporation for the aggregate purchase price of the Common Shares so subscribed; and

  (c)
  surrendering this Warrant Certificate to the Warrant Agent at the Warrant Agency,

all in accordance with Section 3.2 of the Warrant Indenture.

        If at the time of exercise hereof there is no effective Registration Statement under the U.S. Securities Act registering, or the prospectus contained therein is not available for the issuance of the Common Shares to the Holder on the exercise of the Warrants represented hereby, then a Holder may also exercise the Warrants, in whole or in part, at such time by means of a "cashless exercise" in accordance with 3 of the Warrant Indenture.

        The Warrants represented by this Certificate shall be deemed to be surrendered only upon personal delivery hereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the offices referred to above.

        Upon surrender of these Warrants, the Person or Persons in whose name or names the Common Shares issuable upon exercise of the Warrants are to be issued shall be deemed for all purposes (except as provided in the Warrant Indenture) to be the holder or holders of record of such Common Shares and the Corporation has covenanted that it will (subject to the provisions of the Warrant Indenture) cause a certificate or certificates representing the Common Shares to be delivered or mailed to the Person or Persons at the address or addresses specified in the Exercise Form within three Business Days.

        The Warrant Indenture provides for adjustments to certain rights of Holders including the number of Common Shares issuable upon exercise of the Warrants upon subdivision, consolidation or reclassification of the Common Shares or Capital Reorganizations and certain distributions of securities, including rights, options or warrants to purchase Common Shares or securities convertible or exchangeable into Common Shares or assets of the Corporation. The Holder should refer to the Warrant Indenture which provides for adjustments in certain other events.

        Section 5.2 of the Warrant Indenture requires the Corporation or any acquirer of the Corporation or its business (as determined by the Board of Directors), or any Affiliate of any of them, to purchase, and for the Holder to sell, all Warrants which on the consummation of an Acquisition Event have not been exercised for cash in an amount equal to the Black Scholes Value (as such term is defined in the Warrant Indenture). Payment with respect to the purchase and sale of any Warrants under Section 5.2 of the Warrant Indenture is to be made within five (5) business days following the date of the consummation of the Acquisition Event.

        The terms and conditions relating to the Warrants and this Certificate may be modified, changed or added to in accordance with the provisions of the Warrant Indenture. The Warrant Indenture contains provisions making binding upon all Holders of Warrants outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders entitled to acquire a specified percentage of the Common Shares which may be acquired pursuant to the exercise of all of the then outstanding Warrants.

        The holding of the Warrants as evidenced by this Certificate shall not constitute, or be construed as conferring upon, a Holder any right or interest whatsoever as a shareholder of the Corporation except such rights as may be provided in the Warrant Indenture or in this Certificate.

        The Holder of this Certificate may, upon compliance with the reasonable requirements of the Warrant Agent and upon surrender of this Certificate, exchange this Certificate for another Certificate or Certificates entitling the Holder thereof to receive, in the aggregate, the same number of Common Shares as are issuable under this Certificate.

        The Warrants evidenced by this Certificate may only be transferred in accordance with applicable Securities Laws and upon due execution and delivery to the Warrant Agent of a Transfer Form in the form attached hereto and in compliance with all the conditions prescribed in the Warrant Indenture and compliance with such other reasonable requirements as the Warrant Agent may prescribe.

        The Warrants evidenced hereby shall not be exercised by any person during any time that no registration statement under the U.S. Securities Act registering the Common Shares issuable upon the exercise of the Warrants evidenced hereby is effective, unless an exemption from the registration requirements to the

U.S. Securities Act is available and such holder provides evidence of the availability of such exemption reasonably satisfactory to the Corporation and the Warrant Agent.

        This Warrant Certificate shall not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent under the Warrant Indenture.

        The registered holder of this Warrant Certificate expressly acknowledges having requested, and consents to, the drawing in the English language only of this Warrant Certificate evidencing the Warrants registered in his name and all documents relating to such Warrants. Le détenteur inscrit du présent certificat de bons de souscription reconnaît expressément avoir demandé et consenti que le présent certificat attestant qu'il est le détenteur inscrit de bons de souscription, ainsi que tous les documents s'y rapportant, soient rédigés en anglais seulement.

        Time shall be of the essence hereof.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed as of the             day of                        , 20            .

DRAGONWAVE INC.
By:
Name: Title:

This Warrant Certificate is one of the Warrant Certificates referred to in the Warrant Indenture.

COMPUTERSHARE TRUST COMPANY OF CANADA
By:
Authorized Signing Officer

 EXERCISE FORM

TO:	DRAGONWAVE INC.
AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA
(1)
The undersigned hereby irrevocably subscribes for, and exercises his right to be issued, the number of Common Shares set forth below, such Common Shares being issuable upon exercise of such Warrants pursuant to the terms specified in the said Warrants and the Warrant Indenture.

(2)
The undersigned hereby irrevocably directs that the Common Shares be issued and delivered as follows:

Name in full	Address (include Postal Code)	Number of Common Shares

(Please print full name in which certificate(s) are to be issued.)

(3)
The undersigned hereby elects to satisfy the aggregate Exercise Price of such Warrants as follows:

☐	Cash exercise
☐	Cashless exercise (if available under Article 3 of the Warrant Indenture)

Dated this              day of                                     ,                         .

Signature Guaranteed	Signature of Registered Holder
Name of Registered Holder

☐	Please check box if certificates representing these Common Shares are to be delivered at the office of the Warrant Agent where this Warrant Certificate is surrendered, failing which the certificates shall be mailed to the address set forth above.

Instructions:

        The registered holder may exercise his right to receive Common Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised, together with the applicable payment therefor, to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1. Certificates for Common Shares shall be delivered or mailed within three Business Days after the exercise of the Warrants.

        If the Exercise Form indicates that Common Shares are to be issued to a Person or Persons other than the registered holder of the Certificate, the signature on this Exercise Form must be guaranteed by a Canadian chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program.

        If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any Person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Corporation.

 TRANSFER FORM

TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to

(print name and address) the Warrants represented by this Warrants Certificate and hereby irrevocably constitutes and appoints                              as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.

DATED this              day of                                     , 20            .

SPACE FOR GUARANTEES OF SIGNATURES (BELOW)	) ) )
	)	Signature of Transferor
) ) ) ) )
Guarantor's Signature/Stamp	) )	Name of Transferor
)

CERTAIN REQUIREMENTS RELATING TO TRANSFERS — READ CAREFULLY

        The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

  •
  Canada and the USA:  A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed", with the correct prefix covering the face value of the certificate.

  •
  Canada:  A Signature Guarantee obtained from the Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a "Signature & Authority to Sign Guarantee" Stamp affixed to the transfer (as opposed to a "Signature Guarantee" Stamp) obtained from an authorized officer of a major Canadian Schedule 1 chartered bank.

  •
  Outside North America:  For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

QuickLinks

  Exhibit 99.3
TABLE OF CONTENTS
ADDENDA
WARRANT INDENTURE
ARTICLE 1 INTERPRETATION
ARTICLE 2 ISSUE OF WARRANTS
ARTICLE 3 EXERCISE OF WARRANTS
ARTICLE 4 CERTAIN ADJUSTMENTS
ARTICLE 5 PURCHASES BY THE CORPORATION
ARTICLE 6 COVENANTS OF THE CORPORATION
ARTICLE 7 ENFORCEMENT
ARTICLE 8 INTENTIONALLY DELETED
ARTICLE 9 MEETINGS OF HOLDERS OF WARRANTS
ARTICLE 10 NOTICES
ARTICLE 11 CONCERNING THE WARRANT AGENT
ARTICLE 12 SUPPLEMENTAL INDENTURES
ARTICLE 13 GENERAL PROVISIONS
SCHEDULE "A" DRAGONWAVE INC. FORM OF WARRANT CERTIFICATE
EXERCISE FORM
TRANSFER FORM